Exhibit 99.1

Tantech Holdings Ltd Announces 1-for-10 Common Share Consolidation

LISHUI, China, February 25, 2022 /PRNewswire/ -- Tantech Holdings Ltd (NASDAQ: TANH) (“Tantech” or the “Company”), announced today that the Company’s Board approved on February 24, 2022 to effect a share consolidation of the Company’s common shares at the ratio of one-for-ten with the market effective date of February 28, 2022.

The objective of the share consolidation is to enable the Company to regain compliance with NASDAQ Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

Beginning with the opening of trading on February 28, 2022, the Company’s common shares will trade on the NASDAQ Capital Market on a split-adjusted basis, under the same symbol “TANH” but under a new CUSIP Number, G8675X123.

As a result of the share consolidation, each ten common shares outstanding will automatically combine and convert to one issued and outstanding common share without any action on the part of the shareholder. No fractional common shares will be issued to any shareholders in connection with the share consolidation, and such fractional shares will be redeemed by the Company.

The share consolidation will reduce the number of common shares issued and outstanding from approximately 63,994,606 to approximately 6,399,460 (subject to the redemption of the fractional shares at the closing price of the common shares on February 25, 2022). The authorized number of common shares will be reduced by the same one-for-ten ratio from 600,000,000 to 60,000,000.

About Tantech Holdings Ltd

For the past decade, Tantech has been a highly specialized high-tech enterprise producing, researching and developing bamboo charcoal-based products with an established domestic and international sales and distribution network. Since 2017, when the Company acquired 70% of Shangchi Automobile, a vehicle manufacturer based in Zhangjiagang City, Jiangsu Province, it has manufactured and sold vehicles. The Company established two new subsidiaries, Lishui Smart New Energy Automobile Co., Ltd. and Zhejiang Shangchi New Energy Automobile Co., Ltd., in November 2020, to produce and sell street sweepers and other electric vehicles. The Company is fully ISO 90000 and ISO 14000 certified and has received a number of national, provincial and local honors, awards and certifications for its products and scientific research efforts. The Company's subsidiary, First International Commercial Factoring (Shenzhen) Co., LTD, is engaged in commercial factoring for businesses in and related to its supply chain. For more information please visit: http://ir.tantech.cn.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning the sales, plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the Company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.